UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*


                                 AMEDISYS, INC.
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                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
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                         (Title of Class of Securities)


                                   023436108
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                                 (CUSIP Number)


               Butterfield Management Services (Guernsey) Limited
                         2/3 Rue du Pre, St Peter Port,
                       Guernsey, Channel Islands GY1 3NS
                                 (01481)711521
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 1, 2003
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02 3436108              SCHEDULE 13D                 Page 2 of 4 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TERRA LISTED, LTD.           (None)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

        OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

        GUERNSEY, CHANNEL ISLANDS
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               7    SOLE VOTING POWER
  NUMBER OF
                    1,359,600
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,359,600
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,359,600
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                      [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.5%
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14   TYPE OF REPORTING PERSON (See Instructions)

        CO
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
CUSIP No.02 3436108                    13D                     Page 3 of 4 Pages

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Item 1.  Security and Issuer.

          Common Stock
          Amedisys, Inc.
          11100 Mead Road, Suite 300,
          Baton Rouge, LA 70816
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ITEM 2. IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Terra Listed Ltd. The directors of Terra Listed Ltd. are Havre Management Services Limited, and Havre Corporate Services Limited. Butterfield Management Services (Guernsey) Limited is the Company Secretary for Terra Listed Ltd.

          Terra Listed Ltd. is a wholly owned subsidiary of Terra Trust Investment AG. The President of the Board of Terra Trust Investment AG is Dr. Urs Lustenberger. Mr. Heinrich Speich and Mr. Roland Rasi are members of the board of Terra Trust Investment AG.

     (b) The principal business address of Terra Listed Limited is 2/3 Rue du Pre, St. Peter Port, Channel Islands GY1 3NS. The principal business address of Terra Trust Investment AG is Grundstrasse 12, 6343 Rotkreuz, Switzerland. The principal business address of Dr. Lustenberger is c/o Wyler, Lustenberger & Glaus, Sempacherstrasse 15, CH-8032, Zurich, Switzerland. The principal business address of Mr. Heinrich Speich and Mr. Roland Rasi is 2/3 Rue du Pre, St. Peter Port, Guernsey, Channel Islands GY1 3NS.

          The principal business address of both Havre Corporate Management Services Limited and Havre Corporate Services Limited is 2/3 Rue du Pre, St Peter Port, Channel Islands GY1 3NS and the Administrative Office is Butterfield House, The Grange, St Peter Port, Guernsey, Channel Islands GY1 3NS. The principal business address of Butterfield Management Services (Guernsey) Limited is 2/3 Rue du Pre, St Peter Port, Guernsey, Channel Islands GY1 3NS and the Administrative Office is Butterfield House, The Grange, St Peter Port, Guernsey, Channel Islands GY1 3NS.

     (c) The principal business of Terra Listed is investments. Dr. Lustenberger is a partner at Wyler, Lustenberger & Glaus, a law firm based in Zurich which specializes in financial law, venture capital, new economy enterprise and representation of foreign business enterprises in Switzerland.

     (d) During the last five years, none of Terra Listed Ltd., Havre Corporate Management Services Limited, Havre Corporate Services Limited, Butterfield Management Services (Guernsey) Limited, Terra Trust Investment AG, Dr. Lustenberger, Heinrich Speich, or Roland Rasi has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of Terra Listed Ltd., Havre Corporate Management Services Limited, Havre Corporate Services Limited, Butterfield Management Services (Guernsey) Limited, Terra Trust Investment AG, Dr. Lustenberger, Heinrich Speich, or Roland Rasi were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Terra Listed Ltd. was formed in Guernsey.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The source of the approximately 5,000,000 invested in the Issuer's stock was working capital.
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Item 4. Purpose of Transaction.

     The Reporting Person holds the Common Stock to which this Statement relates for purposes of investment, and has no present intention to change management or effect any of the transactions enumerated in this item, but reserves the right to do so in the future.
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Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person holds 1,359,600 shares of Common Stock which represents 11.5% of the issued and outstanding shares of the Issuer.

     (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,359,600 shares of Common Stock.

     (c)  Transactions in the last 60 days:

                Date    Shares  D or A  Price
                ----    ------  ------  -----
              11- 6-03   5,000    D     $13.03
              11-11-03   5,000    D     $13.03
              11-19-03  12,500    D     $13.90
              12- 1-03  12.500    D     $14.03
              12- 4-03  19,167    D     $15.53
              12-18-03     400    D     $16.55

     (d)  None.

     (e)  Not Applicable.
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.
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Item 7.  Material to be Filed as Exhibits.

          None.
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
                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Terra Listed, Ltd.

January 19, 2004                          By: /s/ KATHRYN BROWN
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Date                                          Kathryn Brown
                                              Havre Management Services Limited


January 19, 2004                          By: /s/ KEN WRIGLEY
-----------------------                       ----------------------------------
Date                                          Ken Wrigley
                                              Havre Corporate Services Limited




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).